UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August, 2025

Commission File Number 001-10306

NatWest Group plc

250 Bishopsgate,
London, EC2M 4AA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

8 August 2025

NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) IN ACCORDANCE WITH ARTICLE 19 OF THE MARKET ABUSE REGULATION

1.    NatWest Group plc (the Company) announces that ordinary shares of £1.0769* each in the Company (Shares) (ISIN:GB00BM8PJY71) were delivered to PDMRs on 7 August 2025 under the NatWest Group 2024 Employee Share Plan (the Plan), as set out below.

The Shares delivered represent payment of a fixed share allowance for the three month period ending 30 September 2025 and have been calculated using a Share price of £5.2384.

The number of Shares delivered, the number of Shares withheld to meet associated tax liabilities and the number of Shares retained by each PDMR is as follows:-

Name of PDMR	Position of PDMR	No. of Shares vested	No. of Shares withheld to satisfy associated tax liability	No. of vested Shares retained
Robert Begbie	CEO, NatWest Commercial & Institutional	17,301	8,664	8,637
Solange Chamberlain	CEO, Retail Banking	13,841	6,516	7,325
Emma Crystal	CEO, Coutts and Wealth Businesses	13,125	6,179	6,946
Keiran Foad	Group Chief Risk Officer	19,687	9,267	10,420
Scott Marcar	Group Chief Information Officer	19,687	9,267	10,420
Katie Murray	Group Chief Financial Officer	38,357	18,055	20,302
Paul Thwaite	Group Chief Executive Officer	56,257	26,481	29,776
Jen Tippin	Group Chief Operating Officer	19,687	9,267	10,420

The market price used to determine the number of Shares withheld to meet associated tax liabilities was £5.1732. Shares retained after payment of associated tax liabilities will be held on behalf of PDMRs and will be released in instalments over a five year period.

2.  The Company announces that the PDMR set out below has sold Shares on the date and at the price indicated:
Name of PDMR	Position of PDMR	No. of Shares sold	Sale price	Date of transaction
Scott Marcar	Group Chief Information Officer	7,759	£5.1634	8 August 2025

All of the above transactions took place on the London Stock Exchange (XLON).

* Note: the nominal value of ordinary shares without rounding is £1.076923076923077 per share

Legal Entity Identifier: 2138005O9XJIJN4JPN90
For further information contact:

NatWest Group Investor Relations
       Claire Kane
       Director of Investor Relations
       +44 20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NatWest Group plc (Registrant)

Date:	08 August 2025	By:	/s/ Mark Stevens

		Name:	Mark Stevens
		Title:	Assistant Secretary